Mail Stop 4561

March 13, 2008

Robert F. Gallagher
Chief Financial Officer
Stratasys, Inc.
14950 Martin Drive
Eden Prairie, Minnesota 55344

Re: Stratasys, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 15, 2007
File No. 001-13400

Dear Mr. Gallagher:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time on the specific issues raised.

                                    Sincerely,

                                    Stephen Krikorian
                                    Accounting Branch Chief